Exhibit 99.1

Seabridge Saddened to Report the Death of a Director

TORONTO, April 11, 2017 (GLOBE NEWSWIRE) -- With deep regret and sadness, the Board of Directors and management of Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced that Director, Douglass “Scott” Barr suddenly passed away last weekend. Scott joined the Seabridge Board of Directors in 2011 and served as Chairman of the Company’s Technical Committee. Scott’s significant large-project experience, vision and guidance helped drive the Company’s success through some of the most significant milestones in the Company’s history. “Scott was an exceptional leader, a mentor to many of our management team and, most importantly, a dear friend to all of us here at Seabridge. His unwavering integrity and resolve will continue to inspire us,” said Rudi Fronk Chairman and CEO Seabridge Gold Inc. “On behalf of the Seabridge family, I extend our deepest condolences to Scott’s family and to all who came to know him. He will be truly missed.”

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292  ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net